Exhibit 99.17

Notice to ASX/LSE

Change in Director’s Particulars

20 January 2020

Rio Tinto (the “Company”) announces that Simon McKeon, a non-executive director of the Company, has been appointed as a non-executive director of National Australia Bank Limited with effect from 3 February 2020.

This announcement is made in fulfilment of the Company’s obligation under UK Listing Rule 9.6.14 R.

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.

Steve Allen Group Company Secretary Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Tim Paine Joint Company Secretary Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404